Document originally filed December 15, 1999.
        Document being refiled solely to correct EDGAR tag information.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 Schedule 14D-9
                                (Amendment No. 1)

                    SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                -----------------

                             TJ International, Inc.
                            (Name of Subject Company)

                             TJ International, Inc.
                        (Name of Person Filing Statement)

                          Common Stock, $1.00 Par Value
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)


                                -----------------

                            872534102 (Common Stock)
                      (CUSIP Number of Class of Securities)


                               ------------------


                                Richard B. Drury
                               Corporate Secretary
                             TJ International, Inc.
                             200 East Mallard Drive
                               Boise, Idaho 83706
                                 (208) 364-3300
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                               ------------------
                                    Copy to:

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

================================================================================

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 30, 1999 (the "Schedule 14D-9") by TJ International, Inc., a Delaware corporation (the "Company") relating to the tender offer by WTJ, Inc. (the "Purchaser"), which is a Delaware corporation and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the Company's Common Stock, par value $1.00 per share ("Common Stock"), and the associated preferred share purchase rights issued pursuant to the Company's Rights Agreement, dated as of August 26, 1999, between the Company and First Chicago Trust Company of New York, as Rights Agent, as well as the Company's ESOP Convertible Preferred Stock, par value $1.00 per share (together with the Common Stock, the "Capital Stock"), at a price of $42 per share of Capital Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1999, and in the related Letter of Transmittal (which, together with amendments or supplements hereto or thereto, collectively constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

        Item 3 is amended and supplemented by the following:

          (b) On December 14, 1999, Weyerhaeuser, the Purchaser and the Company executed the First Amendment to the Merger Agreement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 is amended and supplemented by the following:

          On December 8, 1999, Weyerhaeuser and the Purchaser submitted a pre-merger notification filing with the Federal Trade Commission and U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") in connection with the Offer and the merger of the Purchaser with and into the Company (the "Merger"). The Company submitted its filing on December 9, 1999. The applicable waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on December 23, 1999, unless extended or earlier terminated in accordance with the HSR Act.

          On December 14, 1999, Weyerhaeuser and the Purchaser filed a notification with the Bundeskartellamt (the "Cartel Office") in Germany relating to the Offer and the Merger. Weyerhaeuser and the Purchaser do not expect that review by the Cartel Office will delay the consummation of the Offer.

          On December 14, 1999, Weyerhaeuser, the Purchaser and the Company made the filings under the Competition Act (Canada) (the "Canadian Act") applicable to the Offer and the Merger. The waiting period under the Canadian Act applicable to the Offer will expire on December 21, 1999, unless extended or earlier terminated in accordance with the Canadian Act.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is amended and supplemented by the following:

         The following Exhibit is filed herewith:

EXHIBIT NO.             DESCRIPTION
-----------             -----------

Exhibit 8 - First Amendment dated as of December 14, 1999, to the Agreement and Plan of Merger, dated as of November 23, 1999, among Weyerhaeuser Company, WTJ, Inc. and TJ International, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          TJ INTERNATIONAL, INC.


                                          By: /S/ Thomas H. Denig
                                              ----------------------------
                                                     Thomas H. Denig
                                                      President and
                                                 Chief Executive Officer


Dated:  December 15, 1999

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.             DESCRIPTION
-----------             -----------

Exhibit  8 - First Amendment dated as of December 14, 1999, to the Agreement and
            Plan of Merger, dated as of November 23, 1999, among Weyerhaeuser Company, WTJ, Inc. and TJ International, Inc.